Filed Pursuant to Rule 424(b)(3)

Registration No. 333-284606

PROSPECTUS SUPPLEMENT

(to Prospectus dated February 5, 2025)

1,373,333 American Depositary Shares representing 137,333,300

Ordinary Shares

Kazia Therapeutics Limited

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated February 5, 2025 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-284606), with the information contained in our current report on Form 6-K, furnished to the Securities and Exchange Commission on February 20, 2025 (the “February 20, 2025 Form 6-K”). Accordingly, we have attached the February 20, 2025 Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

The ADSs are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “KZIA.” On February 20, 2025, the last reported sale price of the ADSs on Nasdaq was $0.8790 per ADS.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus and the “Risk Factors” in “Item 3. Key Information—D. Risk Factors” of our most recent Annual Report on Form 20-F, which is incorporated by reference in the Prospectus, as well as in any other recently filed reports and, if any, in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 20, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 20, 2025, Kazia Therapeutics Limited (the “Company”) issued a press release titled “Kazia Therapeutics and the Hebrew University of Jerusalem Receive Michael J Fox Foundation Research Grant to Evaluate the Therapeutic Potential of Paxalisib for the Treatment of Parkinson’s Disease”. A copy of this release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company hereby incorporates by reference the information contained herein, including Exhibit 99.1, except for the quote of Dr. John Friend, Chief Executive Officer of the Company, contained in Exhibit 99.1, into the Company’s registration statements on Form F-3 (File No. 333-276091 and 333-281937).

EXHIBIT LIST

Exhibit	Description

99.1	Press Release of Kazia Therapeutics Limited dated February 20, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ John Friend
John Friend
Chief Executive Officer
Date: 20 February 2025

Exhibit 99.1

20 February 2025

Kazia Therapeutics and the Hebrew University of Jerusalem Receives a Grant from The Michael J. Fox Foundation to Evaluate the Therapeutic Potential of Paxalisib as a Treatment for Parkinson’s Disease

Sydney, February 20, 2025 – Kazia Therapeutics Limited (NASDAQ: KZIA) (“Kazia” or “the Company”), an oncology-focused drug development company, today announced a research grant awarded from The Michael J. Fox Foundation for Parkinson’s Research (MJFF) to fund research between The Hebrew University of Jerusalem (Hebrew University) and Kazia to explore the therapeutic potential of paxalisib as a treatment for Parkinson’s disease (PD).

The grant will fund collaborative preclinical studies at Professor Ronit Sharon’s lab (Hebrew University) aimed at establishing an operational link between a specific pathway in the pathophysiology of PD and paxalisib. The research will assess the impact of paxalisib on mouse survival, motor and non-motor performances, as well as specific biochemical, pathological and molecular disease biomarkers that will be determined in brains of treated mice. Paxalisib is a unique, blood-brain barrier-penetrating inhibitor for class IA phosphatidylinositol 3-kinase (PI3K), and data generated from this research is expected to provide valuable insights into its potential activity for the treatment of PD.

“We are pleased to enter into this exciting collaboration with Dr. Ronit Sharon and The Hebrew University of Jerusalem, whose groundbreaking research has led to important discoveries related to neuronal degeneration in Parkinson’s disease and related synucleinopathies,” said Dr. John Friend, Kazia’s CEO. “Overexpression of human a-synuclein A53T (a-SynA53T) in dopamine neurons is an underlying hallmark and contributor of Parkinson’s disease. As a brain-penetrant PI3K inhibitor, we believe paxalisib may have the potential to address the underlying pathophysiology of PD by inhibiting AKT phosphorylation reaction of a-SynA53T, and the preclinical models we intend to explore will help answer this critical question.”

The main goal of this research is to delve into the therapeutic potential of paxalisib, a drug that can enter the brain, and inhibit class IA phosphatidylinositol 3-kinase (PI3K). The preliminary findings from Professor Ronit’s lab obtained in PD brains and supported by in-vivo data in a mouse model for PD, collectively emphasize the role of the canonical PI3K/AKT/mTORC pathway in the pathogenesis of PD. The preclinical research from this grant builds upon earlier data obtained in PD brains, a-SynA53T tg mouse brains and cell models for PD, which collectively emphasize a distinct role for a-Syn in hyper-activating the PI3K/AKT/mTORC2 pathway to facilitate a-Syn’s activity in neuronal lipid metabolism. More information can be found at https://www.michaeljfox.org/grant/exploring-paxalisib-novel-therapeutic-parkinsons-disease.

Investor and Media Contacts:

Alex Star, Managing Director

LifeSci Advisors LLC

+1-201-786-8795.

Astarr@lifesciadvisors.com

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA) is an oncology-focused drug development company, based in Sydney, Australia. Our lead program is paxalisib, an investigational brain penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of brain cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in this disease. A completed Phase 2/3 study in glioblastoma (GBM-Agile) was reported in 2024 and discussions are ongoing for designing and executing a pivotal registrational study in pursuit of a standard approval. Other clinical trials involving paxalisib are ongoing in brain metastases, diffuse midline gliomas, and primary CNS lymphoma, with several of these trials having reported encouraging interim data. Paxalisib was granted Orphan Drug Designation for glioblastoma by the FDA in February 2018, and Fast Track Designation (FTD) for glioblastoma by the FDA in August 2020. Paxalisib was also granted FTD in July 2023 for the treatment of solid tumour brain metastases harboring PI3K pathway mutations in combination with radiation therapy. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Drug Designation by the FDA for diffuse intrinsic pontine glioma in August 2020, and for atypical teratoid / rhabdoid tumours in June 2022 and July 2022, respectively. Kazia is also developing EVT801, a small-molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumour types and has provided evidence of synergy with immuno-oncology agents. A Phase I study has been completed and preliminary data was presented at 15th Biennial Ovarian Cancer Research Symposium in September 2024. For more information, please visit www.kaziatherapeutics.com or follow us on X @KaziaTx.

Forward-Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the timing for results and data related to Kazia’s clinical and preclinical trials, Kazia’s strategy and plans with respect to its programs, including paxalisib and EVT801, potential results of research between Hebrew University and Kazia regarding the therapeutic potential of paxalisib for the treatment of Parkinson’s disease, the potential benefits of paxalisib as an investigational PI3K/mTOR inhibitor, timing for any regulatory submissions or discussions with regulatory agencies, and the potential market opportunity for paxalisib. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties: associated with clinical and preclinical trials and product development, related to regulatory approvals, and related to the impact of global economic conditions. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the SEC, and in subsequent filings with the United States Securities and Exchange Commission. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.

This announcement was authorized for release by Dr John Friend, CEO.